AMENDED PLAN OF DISTRIBUTION AND SHAREHOLDER SERVICING

WHEREAS, the Atlas U.S. Tactical Income Fund, Inc. (the “Fund”) is a diversified, leveraged open-end, redeemable at will, mutual fund investment company duly organized and validly existing under the laws of the Commonwealth of Puerto Rico (“Puerto Rico”);

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund will offer shares of Class A and Class C common stock (the “Shares”);

WHEREAS, the Fund desires to adopt a Plan of Distribution and Shareholder Servicing (the “Plan”) with respect to Shares in accordance with Rule 12b-1 under the 1940 Act; and

WHEREAS, the Fund has entered into a Distribution Agreement (the “Agreement”) with Oriental Financial Services Corp., a registered securities broker-dealer (“OFS” or the “Distributor”), pursuant to which OFS has agreed to use its best commercially practicable efforts to sell Shares in Puerto Rico during the continuous offering of the Shares;

NOW, THEREFORE, the Fund’s Board of Directors (the “Board”) hereby adopts this Plan in accordance with Rule 12b-1 under the 1940 Act.

1.       The Fund is authorized to pay the Distributor as compensation for its services as Distributor of the Fund a monthly distribution and service fee at an annual rate of 0.25% of the average daily net assets of the Fund (excluding the proceeds of leverage) with respect to the Class A shares and 1.00% of the average daily net assets of the Fund with respect to the Class C shares, in each case solely with respect to those Shares for which the Distributor is the holder of record.

2.       As Distributor of the Shares of the Fund, OFS may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of the Fund’s Shares or the servicing and maintenance of Shareholder interests, including, but not limited to, compensation to employees of OFS; compensation to and expenses, including overhead and telephone and other communications expenses, of OFS related to such activities; the printing of prospectuses and reports for other than existing shareholders; and the preparation, printing and distribution of any sales literature and advertising materials (it being understood that the Distributor is under no obligation to prepare any sales literature or advertising materials and that the Fund will provide the Distributor as many copies of the Fund’s prospectus and any other sales literature approved by the Fund as the Distributor may reasonably request).

3.       This Plan shall not take effect with respect to the Fund unless it first has been approved, together with any related agreements, by (a) the vote of a majority of the “Independent Directors” (as such term is defined in the Code of Ethics of the Fund) and (b) such plan has been approved by a vote of at least a majority of the outstanding voting securities of the Fund.

4.       After approval as set forth in paragraph 3(a), this Plan shall take effect and continue in full force and effect with respect to the Fund, for so long as such continuance is specifically approved at least annually.in the manner provided for approval of this Plan in paragraph 3(a) and by the Independent Directors, cast in person at a meeting called for the purpose of voting on such approval, subject to modification by any such order or relief provided by the SEC then in effect at the time of approval.

5.        This Plan may be terminated with respect to the Fund at any time by a majority vote of the Independent Directors or by vote of a majority of the outstanding voting securities of the Fund.

6.       This Plan may not be amended to increase materially the amount of distribution and service fees provided for in Paragraph 1 hereof unless such amendment is approved in the manner provided for initial approval in Paragraph 3(b) hereof and upon 60 days’ prior written notice to Shareholders, and no material amendment to the Plan shall be made unless approved in the manner provided for approval and annual renewal in Paragraph 4 hereof.

7.       The amount of the distribution and service fees payable by the Fund to OFS under Paragraph 1 hereof and the Agreement is not related directly to expenses incurred by the Distributor on behalf of the Fund in serving as Distributor, and Paragraph 2 hereof and the Agreement do not obligate the Fund to reimburse OFS for such expenses. The distribution and service fees set forth in Paragraph 1 hereof will be paid by the Fund to OFS until either the Plan or the Agreement is terminated or not renewed. If either the Plan or the Agreement is terminated or not renewed, any distribution or service expenses incurred by OFS on behalf of the Fund in excess of payments of distribution and service fees specified in Paragraph 1 hereof and the Agreement that OFS has received or accrued through the termination date are the sole responsibility and liability of OFS, and are not obligations of the Fund.

8.       While this Plan is in effect, the selection and nomination of the Independent Directors shall be committed to the discretion of the then existing Independent Directors or the Shareholders, as applicable.

9.        The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

10.       The Directors and Shareholders of the Fund shall not be liable for any obligations of the Fund under this Plan, and OFS or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Fund in settlement of such right or claim, and not to such Directors or Shareholders.

IN WITNESS WHEREOF, the Fund has executed this Plan of Distribution on the day and year set forth below in San Juan, Puerto Rico.

Date:       May 21, 2021

ATLAS U.S. TACTICAL INCOME FUND, INC.

By: /s/ Paul Hopgood

Name: Paul Hopgood

Title: President

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